EXHIBIT 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

In connection with the Quarterly Report of Stage Stores, Inc. (the "Company") on Form 10-Q for the quarter ended July 29, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, James R. Scarborough and Michael E. McCreery, Chief Executive Officer and Chief Financial Officer, respectively, of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to our knowledge:

1.　　The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.　　The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

October 23, 2006

/s/ James R. Scarborough
James R. Scarborough
Chief Executive Officer

/s/ Michael E. McCreery
Michael E. McCreery
Chief Financial Officer